U.S. SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549
                             FORM 12b-25

                    CHRONICLE COMMUNICATIONS, INC.

                     NOTIFICATION OF LATE FILING

SEC FILE NUMBER  333-90503

CUSIP NUMBER  171151301

(Check One):

[ X ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  September 30, 1999

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Chronicle Communications, Inc.
Full Name of Registrant

Not applicable
Former Name if Applicable

2601 Second Avenue, Tampa, Florida 33605
Address of Principal Executive Office (Street and Number) City, State and
Zip Code

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) is attached hereto, if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

Due to the condition of the financial records of acquired companies, none of which had been subjected to a previous audit, additional time is required to complete the audit of the Registrant's consolidated financial statements at and for the year ended September 30, 1999.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

John V. Whitman, Jr.           (813)            248-0100
(Name)                      (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes   [ ] No

 (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X ] Yes   [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During fiscal 1999, the Registrant completed several acquisitions some of which may qualify for treatment as poolings for purposes of generally accepted accounting principles. The Registrant believes that the poolings, as well as the earnings of the acquired companies, after the date of acquisition will increase the Registrant's consolidated revenues for the year ended September 30, 1999. The Registrant anticipates reporting a consolidated loss for the period.

Chronicle Communications, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

By:  /s/  John V. Whitman, Jr.
     John V. Whitman, Jr., Chairman of the Board

Date:  December 28, 1999



Exhibit A
Statement of Independent Certified Public Accountants

We hereby state that we are unable to provide the certified audit report on the consolidated financial statements of Chronicle Communications, Inc, on or before the prescribed due date, because of delays resulting from the condition of the financial records of acquired companies, which have not previously been subject to audit.

/s/ Bella, Hermida, Gillman, Hancock & Mueller
Certified Public Accountants
Plant City, Florida
December 28, 1999